Mail Stop 3561

      	February 22, 2006


Via U.S. Mail

William O`Neill
Option One Mortgage Acceptance Corporation
3 Ada
Irvine, CA  92618

Re: 	Option One Mortgage Acceptance Corporation
	Amendment No. 1 to Registration Statement on Form S-3
	Filed February 10, 2006
	File No. 333-130870

Dear Mr. O`Neill:

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. All page references are to the marked copy you provided.

Prospectus Supplement
General
1. We reissue prior comment 4 of our letter dated February 1, 2006.
We note your response that the prospectus supplement provides investors with a detailed description of how payments are distributed to the certificates. We continue to believe, however, that providing a graphical illustration identifying the parties to the transaction and illustrating the relationships among the parties, the transfer of assets and the flow of funds might clarify the transaction.
Please
consider adding such a diagram.

The Mortgage Pool, page S-28
2. While we note the bracketed disclosure you have provided on page S-
17 regarding delinquency and loss information, given that you may include delinquent assets in future asset pools, please revise this section to provide bracketed information showing the form of disclosure you would provide if applicable. See Items 1111(c) and 1100(b)(1) of Regulation AB. You may also refer to Section 1.01 of
Regulation AB Telephone Interpretations available on our website.

Base Prospectus
Derivatives, page 53
3. We note your response to prior comment 17 and reissue, in part. Please provide us with a legal analysis of how credit default swaps meet the definition of an asset backed security.  In your
analysis,
specifically address the concerns of Section III.A.2. and footnote
68
of SEC Release No. 33-8518. Please include a detailed discussion of how a credit default swap is designed to reduce or alter risk resulting from the underlying assets and how the swaps will operate.
4. Your disclosure regarding market swaps discusses ways in which a market value swap "might" operate. Please revise to clarify, if true, that the market value swaps contemplated by this offering are limited to use in auctions. If they are not, please specifically discuss the different types of market value swaps that may occur and why you believe they are consistent with the requirements of Regulation AB.
5. Furthermore, please delete your reference to "other types of derivative products" in the first paragraph on page 54. Alternatively, please expand your disclosure to list the other types of derivative products you contemplate.

Part II. Item 17
6. We note your response to prior comment 20 and reissue in part.
Please update this section to provide the revised undertakings under
Item 512(a)(iii)(B) and (C) of Regulation S-K.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rolaine Bancroft at (202) 551-3313 or me at
(202) 551-3454 with any other questions.

      	Regards,


      	Sara D. Kalin
      	Branch Chief-Legal

cc:	Richard M. Horowitz, Esq.
	Thacher Proffitt & Wood LLP
	Fax:  (212) 912-7751
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Mr. William O'Neill
Option One Mortgage Acceptance Corporation
February 22, 2006
Page 1